

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 9, 2009

CAPITOL FEDERAL FINANCIAL
REPORTS FISCAL YEAR 2009 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the fiscal year ended September 30, 2009. Detailed results will be available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which will be filed with the Securities and Exchange Commission on or about November 30, 2009 and posted on our website, http://ir.capfed.com/sec.cfm.

Public share information is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Highlights for the fiscal year include:

- net income of $66.3 million, a $15.3 million, or 30%, increase from fiscal year 2008,

- diluted earnings per common share of $0.91, a $0.21 per share, or 30%, increase from fiscal year 2008,

- diluted earnings per public share of $3.15, a $0.70 per share, or 29%, increase from fiscal year 2008,

- dividends paid of $2.11 per public share,

- equity to total assets ratio of 11.2% at September 30, 2009, compared to 10.8% at September 30, 2008,

- tangible equity to assets ratio for Capitol Federal Savings Bank (the "Bank") of 10% at September 30, 2009 which was unchanged from September 30, 2008, and

- non-performing loans to total loans ratio of 0.55% at September 30, 2009, compared to 0.26% at September 30, 2008.

Results of Operations for the Fiscal Year Ended September 30, 2009

For fiscal year 2009, the Company recognized net income of $66.3 million compared to net income of $51.0 million in fiscal year 2008. The $15.3 million increase in net income was primarily a result of a $40.5 million decrease in interest expense, partially offset by an $11.6 million increase in other expenses, a $9.7 million increase in income tax expense, and a $4.3 million increase in provision for loan loss. The net interest margin for fiscal year 2009 was 2.20% compared to 1.75% for fiscal year 2008. The 45 basis point increase in the net interest margin was primarily a result of a decrease in the weighted average rate on interest-bearing liabilities.

Interest and Dividend Income
Total interest and dividend income for the current fiscal year was $412.8 million compared to $410.8 million for the prior fiscal year. The $2.0 million increase was a result of a $9.5 million increase in interest income on mortgage-backed securities ("MBS") and a $3.8 million increase in interest income on loans receivable, partially offset by a $4.4 million decrease in interest income on investment securities, a

$3.6 million decrease in dividends on Federal Home Loan Bank of Topeka ("FHLB") stock and a $3.4 million decrease in interest income on cash and cash equivalents.

Interest income on loans receivable in the current fiscal year was $305.8 million compared to $302.0 million in the prior fiscal year. The $3.8 million increase in loan interest income was a result of a $189.0 million increase in the average balance of the loan portfolio between the two periods, partially offset by a decrease of 12 basis points in the weighted average yield of the portfolio to 5.56% for the current fiscal year. The increase in the average balance was due to originations and loan purchases during fiscal year 2009. The decrease in the weighted average yield was due to purchases and originations at a lower rate than the existing portfolio, interest rate loan modifications and refinances during fiscal year 2009, and the home equity loan portfolio repricing to lower market interest rates, partially offset by an increase in deferred fee amortization as a result of prepayments, modifications, and refinances. Our loan modification program allows existing loan customers, whose loans have not been sold to third parties and who have been current on their contractual loan payments for the previous 12 months, the opportunity to modify, for a fee, their original loan terms to current loan terms being offered ("loan modifications").

Interest income on MBS in the current fiscal year was $97.9 million compared to $88.4 million in the prior fiscal year. The $9.5 million increase in interest income was primarily due to an increase of $222.5 million in the average balance, slightly offset by a 4 basis point decrease in the weighted average portfolio yield to 4.64% for the current fiscal year. The increase in the average portfolio balance was a result of purchases. The funds for the purchases came from maturities and calls of investment securities and from new borrowings in fiscal year 2008.

Interest income on investment securities in the current fiscal year was $5.5 million compared to $9.9 million in the prior fiscal year. The $4.4 million decrease in interest income was a result of a 168 basis point decrease in the weighted average portfolio yield to 2.41% for the current fiscal year and, to a lesser extent, a decrease of $12.7 million in the average balance of the portfolio. The decrease in the weighted average yield of the portfolio was attributed to maturities and calls of securities with weighted average yields greater than the remaining portfolio, and also due to reinvestments made at lower market yields than the overall portfolio yield. The decrease in the average balance was a result of the timing of calls, maturities and security purchases during fiscal year 2009.

Dividends on FHLB stock in the current fiscal year were $3.3 million compared to $6.9 million in the prior fiscal year. The $3.6 million decrease in dividend income was due primarily to a 278 basis point decrease in the average yield to 2.58% for the current fiscal year. The dividend rate on FHLB stock correlates to the federal funds rate, which decreased during the current fiscal year.

Interest income on cash and cash equivalents in the current fiscal year was $201 thousand compared to $3.6 million in the prior fiscal year. The $3.4 million decrease was due to a 283 basis point decrease in the weighted average yield due to a decrease in short-term interest rates between the two periods, and a decrease in the average balance of $40.3 million. The decrease in the average balance was a result of cash being utilized to purchase MBS and investment securities.

Interest Expense
Total interest expense for the current fiscal year was $236.1 million, compared to $276.6 million in the prior fiscal year. The $40.5 million decrease in interest expense was due to a decrease in interest expense on deposits of $32.9 million and a decrease in interest expense on FHLB advances of $19.1 million, partially offset by an increase in interest expense on other borrowings of $11.6 million.

Interest expense on deposits in the current fiscal year was $100.5 million compared to $133.4 million in the prior fiscal year. The $32.9 million decrease in interest expense was primarily a result of a decrease in the average rate paid on the certificate of deposit, money market and savings portfolios due to the portfolios repricing to lower market rates. The average rate paid on the deposit portfolio decreased 89 basis points to 2.48% for the current fiscal year.

Interest expense on FHLB advances in the current fiscal year was $106.6 million compared to $125.7 million in the prior fiscal year. The $19.1 million decrease in interest expense was a result of the termination and maturity of the interest rate swap agreements during fiscal year 2008, a decrease in the average balance of FHLB advances, and a decrease in the interest rate due to the refinancing of $875.0 million of advances during the second and third quarters of fiscal year 2009. The decrease in the average balance was a result of maturing advances that were replaced with repurchase agreements during fiscal year 2008.

Interest expense on other borrowings was $29.1 million compared to $17.5 million in the same period in the prior year. The $11.6 million increase was due to an increase in the average balance as a result of the Bank entering into $660.0 million of repurchase agreements during fiscal year 2008. The proceeds from the repurchase agreement funds were used to purchase MBS and to repay maturing FHLB advances.

Provision for Loan Losses
During fiscal year 2009, the Bank experienced an increase in delinquencies, non-performing loans, net loan charge-offs and losses on foreclosed property transactions, primarily on purchased loans, as a result of the decline in housing and real estate markets, as well as the ongoing economic recession. As a result of these conditions, the Bank recorded a provision for loan losses of $6.4 million in the current fiscal year compared to a provision of $2.1 million in the prior fiscal year. The $6.4 million provision primarily reflects an increase in specific valuation allowances on purchased loans, an increase in the balance of non-performing purchased loans, an increase in general valuation allowances primarily on 30 to 89 day delinquent purchased loans, and an increase in charge-offs, also primarily related to purchased loans.

Other Income and Expense
Total other income for the current fiscal year was $28.6 million compared to $30.0 million in the prior fiscal year. The $1.4 million decrease in other income was a result of a $2.0 million decrease in other income, net and a $1.2 million decrease in income from bank-owned life insurance ("BOLI") as a result of a decrease in the net crediting rate due to a decrease in market interest rates, partially offset by an increase in gains on sale of loans held-for-sale ("LHFS"), net of $1.3 million. The decrease in other income, net was due primarily to the redemption of shares received in the Visa, Inc. initial public offering of $992 thousand in the prior fiscal year and to interest received on a tax refund of $235 thousand also in the prior fiscal year, both with no corresponding item in the current fiscal year.

Total other expenses for the current fiscal year was $93.6 million compared to $82.0 million for the prior fiscal year. The $11.6 million increase was due to a $6.8 million increase in federal insurance premiums, a $2.3 million increase in other expense, net, and a $2.0 million increase in advertising expense. The increase in federal insurance premiums was a result of the FDIC special assessment and increases in the regular quarterly deposit insurance premiums. The increase in other expense, net was due primarily to an impairment and valuation allowances on the mortgage-servicing rights asset due to an increase in prepayment speeds and to an increase in net expense related to real-estate owned operations. These increases were partially offset by the reversal of a portion of the Visa, Inc. litigation liability accrued in the prior fiscal year. The increase in advertising expense was due to expense associated with the Bank's new debit card rewards program and to advertising campaigns undertaken to inform customers of the Bank's safety and soundness in response to current economic conditions.

Income Tax Expense

Income tax expense for the current fiscal year was $38.9 million compared to $29.2 million for the prior fiscal year. The increase in income tax expense was primarily due to an increase in earnings compared to the prior year period. The effective tax rate was 37.0% for the current fiscal year, compared to 36.4% for the prior fiscal year. The difference in the effective tax rate between the two fiscal years was primarily a result of a decrease in nontaxable income from BOLI and an increase in pre-tax income which reduced the effective tax rate benefit of nontaxable income.

Comparison of Operating Results for the Three Months Ended September 30, 2009 and June 30, 2009

For the quarter ended September 30, 2009, the Company recognized net income of $16.8 million, compared to net income of $15.5 million for the quarter ended June 30, 2009. The increase in net income between periods was primarily due to the additional FDIC special assessment recorded for the quarter ended June 30, 2009 with no corresponding expense in the current quarter. The net interest margin for the current quarter was 2.13% compared to 2.26% for the quarter ended June 30, 2009. The 13 basis point decrease in the net interest margin was primarily a result of loan modifications in the prior quarter which reduced income in the current quarter.

Interest and Dividend Income

Total interest and dividend income for the current quarter was $100.1 million compared to $103.1 million for the quarter ended June 30, 2009. The decrease of $3.0 million was primarily a result of decreases in interest income on MBS of $2.0 million and loans receivable of $1.8 million, partially offset by an increase in interest income on investment securities of $694 thousand.

Interest income on loans receivable for the current quarter was $74.9 million compared to $76.7 million for the quarter ended June 30, 2009. The $1.8 million decrease in interest income was primarily a result of a decrease of 19 basis points in the weighted average yield to 5.36% for the current quarter, partially offset by a $48.2 million increase in the average balance of the portfolio. The decrease in the weighted average yield was due to a slowdown in deferred fee amortization during the current quarter compared to the prior quarter, as a result of a decrease in loan modifications during the current quarter. The decrease is also due to loan modifications from the previous quarter reducing income for the current quarter.

Interest income on MBS for the current quarter was $22.2 million compared to $24.2 million for the quarter ended June 30, 2009. The $2.0 million decrease was primarily a result of a $109.3 million decrease in the average balance of the portfolio due to principal repayments which were not entirely replaced and a decrease in the weighted average yield of 15 basis points to 4.43% for the current quarter. The weighted average yield decreased between the two periods due to prepayments on MBS with yields higher than the remaining portfolio and to adjustable-rate MBS repricing to lower market rates.

Interest income on investment securities for the current quarter was $2.0 million compared to $1.3 million for the quarter ended June 30, 2009. The $694 thousand increase was primarily a result of a $161.6 million increase in the average balance due to purchases, partially offset by a decrease in the average yield of 14 basis points to 1.93% for the current quarter due to purchases at yields lower than the existing portfolio yield.

Interest Expense
Interest expense decreased $696 thousand to $56.5 million for the current quarter from $57.2 million for the quarter ended June 30, 2009. The decrease was due to a $436 thousand decrease in interest expense on deposits primarily due to a decrease in rates on the certificate of deposit portfolio and a $260 thousand decrease in interest expense on FHLB advances.

Provision for Loan Losses
The Bank recorded a provision for loan losses of $623 thousand during the current quarter, compared to a provision of $3.1 million in the quarter ended June 30, 2009. The provision recorded in the current quarter is primarily due to specific valuation allowances on purchased loans and, to a lesser extent, charge-offs as a result of short sales and loans moving into foreclosure during the quarter.

Other Income and Expense
Total other income was $6.7 million for the current quarter compared to $8.2 million for the quarter ended June 30, 2009. The $1.5 million decrease was due to a decrease of $1.6 million in gains on sale of LHFS, net due to no sales of mortgage loans during the current quarter due to pricing volatility in the secondary loan market.

Total other expenses were $23.0 million for the current quarter compared to $26.4 million for the quarter ended June 30, 2009. The $3.4 million decrease was due primarily to a decrease in federal insurance premiums of $3.4 million. The decrease in federal insurance premium was a result of the FDIC special assessment in the June 30, 2009 quarter.

Income Tax Expense
Income tax expense for the current quarter was $9.9 million compared to $9.2 million for the quarter ended June 30, 2009. The $780 thousand increase was due to an increase in earnings between periods. The effective tax rate for the quarter ended September 30, 2009 was 37.1%, compared to 37.2% for the quarter ended June 30, 2009.

Comparison of Operating Results for the Three Months Ended September 30, 2009 and 2008

Net income for the quarter ended September 30, 2009 was $16.8 million compared to $15.8 million for the same period in the prior fiscal year. The $1.0 million increase in net income was primarily a result of an $8.8 million decrease in interest expense, partially offset by a $5.1 million decrease in interest and dividend income, a $1.2 million increase in other expenses and an $844 thousand decrease in other income. The net interest margin for the current quarter was 2.13% compared to 2.03% for the quarter ended September 30, 2008. The 10 basis point increase in the net interest margin was primarily a result of a decrease in the weighted average rate paid on interest-bearing liabilities.

Interest and Dividend Income
Total interest and dividend income for the current quarter was $100.1 million compared to $105.2 million for the prior year quarter. The $5.1 million decrease was primarily a result of a decrease in interest income on MBS of $3.9 million and a decrease in interest income on loans receivable of $955 thousand. The $3.9 million decrease in interest income on MBS was due to a $186.4 million decrease in the average balance and a 34 basis point decrease in the yield to 4.43% for the current quarter. The $955 thousand decrease in interest income on loans receivable was due to a 33 basis point decrease in the yield to 5.36% for the current quarter due, partially offset by a $252.0 million increase in the average balance.

Interest Expense

Total interest expense for the current quarter was $56.5 million, compared to $65.3 million for the prior year quarter. The $8.8 million decrease in interest expense was due to a decrease in interest expense on deposits of $4.8 million and interest expense on FHLB advances of $4.5 million, partially offset by a $451 thousand increase in interest expense on other borrowings. The $4.8 million decrease in interest expense on deposits was a result of a decrease in the average rate paid on the certificate, money market and savings deposit portfolios due to the portfolios repricing to lower market rates. The $4.5 million decrease in FHLB advance interest expense was primarily a result of a decrease in the average rate as a result of the refinancing of $875.0 million of advances during the current fiscal year, and a decrease in the average balance as maturing advances were replaced with repurchase agreements.

Provision for Loan Losses

The Bank recorded a provision for loan losses of $623 thousand in the current quarter, compared to $330 thousand in the prior year quarter. The provision recorded in the current quarter was primarily due to specific valuation allowances on purchased loans and, to a lesser extent, charge-offs as a result of short sales and loans moving into foreclosure during the quarter.

Other Income and Expense

Total other income for the current quarter was $6.7 million compared to $7.6 million in the prior year quarter. The $844 thousand decrease was due to a $367 thousand decrease in other income, net, a $326 thousand decrease in gains on LHFS, net and a $242 thousand decrease in income from BOLI. Total other expenses for the current quarter were $23.0 million compared to $21.8 million in the prior year quarter. The $1.2 million increase was due primarily to an increase in federal insurance premium of $1.5 million as a result of an increase in the regular quarterly deposit insurance premiums.

	For the Three Months Ended September 30,		For the Twelve Months Ended September 30,	
	2009 [1]	2008 [1]	2009 [1]	2008
	(dollars in thousands, except per share amounts)			
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 74,875	$ 75,830	$ 305,782	$ 302,020
MBS	22,225	26,153	97,926	88,395
Investment securities	1,973	1,428	5,533	9,917
Capital stock of FHLB	993	1,475	3,344	6,921
Cash and cash equivalents	34	291	201	3,553
Total interest and dividend income	100,100	105,177	412,786	410,806
INTEREST EXPENSE:				
Deposits	24,270	29,083	100,471	133,435
FHLB advances	25,046	29,543	106,551	125,748
Other borrowings	7,144	6,693	29,122	17,455
Total interest expense	56,460	65,319	236,144	276,638
Provision for loan losses	623	330	6,391	2,051
NET INTEREST AND DIVIDEND INCOME	43,017	39,528	170,251	132,117
OTHER INCOME	6,745	7,589	28,594	30,027
OTHER EXPENSES:				
Salaries and employee benefits	10,871	11,769	43,318	43,498
Occupancy of premises	3,798	3,573	15,226	13,957
Federal insurance premium	1,858	385	7,558	735
Advertising	1,525	1,492	6,918	4,925
Other, net	4,937	4,576	20,601	18,874
Total other expenses	22,989	21,795	93,621	81,989
INCOME TAX EXPENSE	9,935	9,563	38,926	29,201
NET INCOME	$ 16,838	$ 15,759	$ 66,298	$ 50,954
Basic earnings per common share	$ 0.23	$ 0.22	$ 0.91	$ 0.70
Diluted earnings per common share	$ 0.23	$ 0.22	$ 0.91	$ 0.70
Dividends declared per public share	$ 0.50	$ 0.50	$ 2.11	$ 2.00
Efficiency ratio	45.63%	45.94%	45.62%	49.93%

(1)   Information is unaudited.

Financial Condition as of September 30, 2009

Total assets increased from $8.06 billion at September 30, 2008 to $8.40 billion at September 30, 2009. The $348.4 million increase in assets was primarily attributed to a $283.2 million increase in loans receivable substantially due to loan purchases, primarily funded by growth in deposits. Deposits increased from $3.92 billion at September 30, 2008 to $4.23 billion at September 30, 2009. The $304.7 million increase was primarily in the certificate of deposit and money market portfolios. We believe the turmoil in the credit and equity markets has made deposit products in well-capitalized financial institutions, like the Bank, desirable for many customers. Households have increased their personal savings rate which we believe has also contributed to our growth in deposits.

The balance of our non-performing loans, which are primarily one- to four-family loans, increased from $13.7 million at September 30, 2008 to $30.9 million at September 30, 2009. Despite the increase in non-performing loans at September 30, 2009, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio. Our ratio of non-performing loans to total loans increased from 0.26% at September 30, 2008 to 0.55% at September 30, 2009. At September 30, 2009, our allowance for loan losses was $10.2 million or 0.18% of the total loan portfolio and 33% of total non-performing loans. This compares with an allowance for loan losses of $5.8 million or 0.11% of the total loan portfolio and 42% of total non-performing loans as of September 30, 2008.

Stockholders' equity increased $70.1 million from $871.2 million at September 30, 2008 to $941.3 million at September 30, 2009. The increase was primarily a result of net income of $66.3 million and an increase in unrealized gains on available-for-sale ("AFS") securities of $39.8 million, partially offset by $44.1 million of dividend payments during fiscal year 2009.

	Balance at September 30	
	2009 [1]	2008
	(Dollars in thousands)	
Selected Balance Sheet Data:		
Total assets	$ 8,403,680	$ 8,055,249
Cash and cash equivalents	41,154	87,138
Investment securities	480,704	142,359
MBS	1,992,467	2,234,339
Loans receivable, net	5,603,965	5,320,780
Capital stock of FHLB	133,064	124,406
Deposits	4,228,609	3,923,883
Advances from FHLB	2,392,570	2,447,129
Other borrowings	713,609	713,581
Stockholders' equity	941,298	871,216
Accumulated other comprehensive gain (loss)	33,870	(5,968)
Equity to total assets at end of period	11.20%	10.82%

[1] Information is unaudited.

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well-capitalized" status in accordance with regulatory standards. Total equity under GAAP for the Bank was $869.0 million at September 30, 2009, or 10% of total Bank assets on that date. As of September 30, 2009, the Bank exceeded all capital requirements of the Office of Thrift Supervision ("OTS"). A reconciliation of the Bank's equity under GAAP to regulatory capital amounts and total Bank assets as of September 30, 2009 is as follows (dollars in thousands):

Total equity as reported under GAAP	$	869,029
Unrealized gains on AFS securities		(33,870)
Other		(280)
Total tangible and core capital		834,879
Allowance for loan losses		5,560
Total risk based capital	$	840,439
Total Bank assets (per OTS requirements)	$	8,421,749

The Bank continues to maintain access to additional liquidity by diversifying its funding sources and maintaining a strong portfolio with retail oriented deposit products. The majority of the Bank's investments are government-agency backed securities which are highly liquid and have not been credit impaired and are therefore available as collateral for additional borrowings or for sale if the need or unforeseen conditions warrant. At September 30, 2009, $1.05 billion of securities were eligible but unused for collateral.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On October 21, 2009, the board of directors declared a dividend of $0.50 per share which will be paid on November 20, 2009 to stockholders of record on November 6, 2009. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations. At September 30, 2009, Capitol Federal Financial, at the holding company level, had $114.1 million in deposit accounts held at the Bank, available to further the Company's general corporate and capital management strategies, which could include the payment of dividends.

The Company has a relatively unique corporate structure; therefore reporting of certain information under GAAP is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2009	2008	2009	2008
	(Dollars in thousands, except per share amounts)			
Net income	$ 16,838	$ 15,759	$ 66,298	$ 50,954
Average common shares outstanding	73,075,141	72,838,598	73,067,880	72,862,705
Average committed Employee Stock Ownership Plan ("ESOP") shares outstanding	151,778	151,778	76,236	76,166
Total basic average common shares outstanding	73,226,919	72,990,376	73,144,116	72,938,871
Effect of dilutive Recognition and Retention Plan ("RRP") shares	4,876	7,648	5,378	5,460
Effect of dilutive stock options	30,577	94,847	58,607	68,335
Total diluted average common shares outstanding	73,262,372	73,092,871	73,208,101	73,012,666
Net earnings per share:				
Basic	$ 0.23	$ 0.22	$ 0.91	$ 0.70
Diluted	$ 0.23	$ 0.22	$ 0.91	$ 0.70

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to the Company's public stockholders. The following table is presented to provide a better understanding of the information the board of directors' review when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2009	2008	2009	2008
	(Dollars in thousands, except per share amounts)			
Net income	$ 16,838	$ 15,759	$ 66,298	$ 50,954
Basic average common shares outstanding	73,226,919	72,990,376	73,144,116	72,938,871
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	21,034,102	20,797,559	20,951,299	20,746,054
Effect of dilutive RRP shares	4,876	7,648	5,378	5,460
Effect of dilutive stock options	30,577	94,847	58,607	68,335
Total adjusted diluted average shares held by public stockholders	21,069,555	20,900,054	21,015,284	20,819,849
Net earnings per share, available to public stockholders:				
Basic	$ 0.80	$ 0.76	$ 3.16	$ 2.46
Diluted	$ 0.79	$ 0.76	$ 3.15	$ 2.45

The following table shows the number of shares eligible to receive dividends at September 30, 2009. The unvested shares in the ESOP receive dividends which are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2008	74,079,868
Treasury stock acquisitions	(56,063)
RRP grants	2,500
Options exercised	73,050
Total voting shares outstanding at September 30, 2009	74,099,355
Unvested shares in ESOP	(806,556)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at September 30, 2009 (public shares)	21,099,982

On November 5, 2009, the board of directors, in accordance with its previously announced dividend policy, approved a special year end dividend of $0.29 per share payable on December 4, 2009 to shareholders of record as of the close of business on November 20, 2009. The special dividend will be paid only on public shares. Based upon publicly held shares outstanding on November 4, 2009, the following is the calculation determining the amount of the special year end dividend for fiscal year 2009.

Capitol Federal Financial Fiscal Year 2009 Net Income	$66,297,854
Regular Quarterly Dividends Paid during Fiscal Year 2009	41,772,907
Net Income in Excess of Regular Quarterly Dividends Paid	24,524,947
Amount Available for Special Year End Dividend (25% of excess)	6,131,237
Shares Eligible to Receive Dividends on November 4, 2009	21,099,982
Per Share Amount of Special Year End Dividend	$0.29

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 42 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 676 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com

Supplemental Tables:

	At September 30,			
	2009		2008	
	Number	Amount	Number	Amount
		(Dollars in thousands)		
Loans 30-89 days delinquent				
Originated	214	$ 16,285	179	$ 14,026
Purchased	41	10,556	37	7,083
	255	$ 26,841	216	$ 21,109

	At September 30,			
	2009		2008	
	Number	Amount	Number	Amount
		(Dollars in thousands)		
Non-performing loans				
Originated	129	$ 9,660	100	$ 6,958
Purchased	70	21,259	25	6,708
	199	30,919	125	13,666
REO				
Originated	51	5,702	36	2,228
Purchased	8	1,702	12	2,918
	59	7,404	48	5,146
Total non-performing assets	258	$ 38,323	173	$ 18,812
Non-performing assets as a percentage of total assets		0.46%		0.23%
Non-performing loans as a percentage of total loans		0.55%		0.26%

	For the Year Ended September 30, 2009		For the Year Ended September 30, 2008	
	Average Outstanding Balance	Yield/ Rate[4]	Average Outstanding Balance	Yield/ Rate[4]
	(Dollars in thousands)			
Assets:				
Interest-earning assets:				
Loans receivable [1]	$ 5,504,549	5.56%	$ 5,315,551	5.68%
MBS[2]	2,110,701	4.64	1,888,186	4.68
Investment securities[2]	229,766	2.41	242,426	4.09
Capital stock of FHLB	129,716	2.58	129,216	5.36
Cash and cash equivalents	72,184	0.28	112,522	3.11
Total interest-earning assets	8,046,916	5.13	7,687,901	5.34
Other noninterest-earning assets	181,829		186,312	
Total assets	$ 8,228,745		$ 7,874,213	
Liabilities and stockholders' equity:				
Interest-bearing liabilities:				
Savings	$ 228,879	0.82%	$ 230,818	1.77%
Checking	426,976	0.21	398,430	0.20
Money market	814,898	1.04	804,612	2.08
Certificates	2,585,560	3.45	2,507,036	4.44
Total deposits	4,056,313	2.48	3,940,896	3.37
FHLB advances [3]	2,437,978	4.36	2,552,883	4.89
Other borrowings	713,601	4.03	391,009	4.39
total borrowings	3,151,579	4.29	2,943,893	4.82
Total interest-bearing liabilities	7,207,892	3.27	6,884,788	3.99
Other noninterest-bearing liabilities	108,940		119,353	
Stockholders' equity	911,913		870,072	
Total liabilities and stockholders' equity	$ 8,228,745		$ 7,874,213	
Net interest rate spread		1.86%		1.35%
Net interest-earning assets	$ 839,024		$ 803,112	
Net interest margin		2.20%		1.75%
Ratio of interest-earning assets to interest-bearing liabilities		1.12		1.12
Selected performance ratios:				
Return on average assets (annualized)		0.81%		0.65%
Return on average equity (annualized)		7.27%		5.86%
Average equity to average assets		11.08%		11.05%

	For the Three Months Ended					
	September 30, 2009		June 30, 2009		September 30, 2008	
	Average		Average		Average	
	Outstanding Balance	Yield/ Rate[4]	Outstanding Balance	Yield/ Rate[4]	Outstanding Balance	Yield/ Rate[4]
Assets:			(Dollars in thousands)			
Interest-earning assets:						
Loans receivable [1]	$ 5,580,785	5.36%	$ 5,532,573	5.55%	$ 5,328,776	5.69%
MBS [2]	2,005,892	4.43	2,115,159	4.58	2,192,268	4.77
Investment securities [2]	408,176	1.93	246,588	2.07	144,718	3.95
Capital stock of FHLB	132,082	2.98	131,287	2.42	124,365	4.72
Cash and cash equivalents	59,825	0.23	84,360	0.23	59,351	1.92
Total interest-earning assets	8,186,760	4.89	8,109,967	5.08	7,849,478	5.36
Other noninterest-earning assets	192,638		219,154		151,695	
Total assets	$ 8,379,398		$ 8,329,121		$ 8,001,173	
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Savings	$ 227,667	0.74	$ 230,869	0.73	$ 231,986	1.66
Checking	436,863	0.21	442,227	0.21	403,327	0.20
Money market	845,703	0.88	838,281	0.93	799,408	1.45
Certificates	2,699,398	3.20	2,639,347	3.36	2,485,619	3.99
Total deposits	4,209,631	2.29	4,150,724	2.39	3,920,340	2.94
FHLB advances [3]	2,411,077	4.12	2,410,956	4.21	2,469,082	4.73
Other borrowings	713,609	3.92	713,609	3.97	638,463	4.10
Total borrowings	3,124,686	4.08	3,124,565	4.16	3,107,545	4.60
Total interest-bearing liabilities	7,334,317	3.05	7,275,289	3.15	7,027,885	3.67
Other noninterest-bearing liabilities	109,651		127,389		103,332	
Stockholders' equity	935,430		926,443		869,956	
Total liabilities and stockholders' equity	$ 8,379,398		$ 8,329,121		$ 8,001,173	
Net interest rate spread		1.84%		1.93%		1.68%
Net interest-earning assets	$ 852,443		$ 834,678		$ 821,593	
Net interest margin		2.13%		2.26%		2.03%
Ratio of interest-earning assets to interest-bearing liabilities		1.12		1.11		1.12
Selected performance ratios:						
Return on average assets (annualized)		0.80%		0.74%		0.79%
Return on average equity (annualized)		7.20%		6.68%		7.25%
Average equity to average assets		11.16%		11.12%		10.87%

[1] Calculated net of deferred loan fees, loan discounts, and loans in process. Non-accruing loans are included in the loans receivable average balance with a yield of zero percent.

[2] MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

[3] FHLB advances are stated net of deferred gains and deferred prepayment penalties.

[4] Average yields are derived by dividing annualized income by the average balance of the related assets and average rates are derived by dividing annualized expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances, except as noted. The yields and rates include amortization of fees, costs, premiums and discounts which are considered adjustments to yields/rates. Yields on tax-exempt securities were not calculated on a tax-equivalent basis.